

February 16, 2011

<u>Via Facsimile and U.S. Mail</u>

Dwight Morgan
President
Caprius, Inc.
10 Forest Avenue
Paramus, NJ 07562

> **Re:** **Caprius, Inc.**
> **Amendment No. 1 to Schedule 13E-3 filed February 10, 2011**
> **File No. 5-35271**
> **Amendment No. 1 to Schedule 14A filed February 10, 2011**
> **File No. 0-11914**

Dear Mr. Erickson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Summary, page 1

Recommendation of the Caprius Board of Directors, page 2

1. We note your response to comment six in our letter dated January 14, 2011; however, we reissue our comment. Please revise the summary to include the fairness determination of each filing person, rather than referring to them as "Vintage and its affiliates."

Position of the Vintage Group Regarding the Fairness of the Merger, page 27

2. We note your responses to comments 14 and 15 in our letter dated January 14, 2011; however, we reissue our comments. We note that you state that the Vintage Group believes that the Merger is fair; please revise to include the fairness determination of each filing person. In addition, we note that the Vintage Group has taken into consideration the determination of the Special Committee and the Caprius board; please revise to state whether each filing person expressly adopts the Special Committee and the Caprius board's conclusion and analysis.

Treatment of Stock Options and Warrants, page 29

3. We note that you are seeking the consent of holders of warrants to amend their warrant agreements to provide for a call right in favor of Caprius to purchase all, and not less than all, of the warrants, and that the closing of the merger would be deemed to be an exercise of the call right. Please provide us with your analysis as to why you do not believe you are currently conducting an issuer exchange offer for the warrants. It appears that warrant holders are being asked to make an investment decision as to whether to accept a new warrant which will include a call right.

Interests of Our Directors and Executive Officers…, page 30

Arrangements with our Executive Officers, page 30

4. We note your response that Mr. Moran will enter into an amended employment agreement upon consummation of the merger. Please revise to quantify the payments, including any severance and change of control provisions, under both the existing and new employment agreement.

Material United States Federal Income Tax Consequences, page 33

5. We note your response to comment 16 in our letter dated January 14, 2011. Please revise to describe the tax consequences to the issuer and each filing person, or state that the transaction is tax-free to each filing person.

Summarized Financial Information, page 54

6. We note that you have recently filed your Form 10-Q for the fiscal quarter ended December 31, 2010. Please revise your disclosure to include updated financial information.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Bruce A. Rich, Esq.
        Carter, Ledyard & Milburn LLP